PROXY FORM

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies (Management and Administration) Rules, 2014]

Annual General Meeting 2014

Corporate Identification Number	:	U72200TN1995PLC050809

Name of the Company	:	Sify Technologies Limited

Registered Office	:	2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai
Taramani, Chennai 600 113, India

Name of the Member (s)
Registered Address
Email Id
Folio No / Client Id
DP Id

I / We being the member(s) of the above named Company and holding ……….. Shares, hereby appoint

1.	Name	:

	Address	:

	Email Id	:

	Signature	:

Or failing him

2.	Name	:

	Address	:

	Email Id	:

	Signature	:

Or failing him

3.	Name	:

	Address	:

	Email Id	:

	Signature	:

as my / our proxy to attend and vote (on a poll) for me / us and on my / our behalf at the Eighteenth Annual General Meeting of the Company to be held on the Monday, July 28, 2014 at 11.00 A.M. at the Registered Office of the Company and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution No.

1.

2.

3.

4.

5.

6.

7.

8.

9.

10.

11.

12.

13.

Signed this ……..day of ……. 2014.

Signature of the Shareholder

Signature of Proxy holder(s)

Note: This form of proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

Sify Technologies Limited

Regd. Office: TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai

Taramani, Chennai 600 113, India

ATTENDANCE SLIP

………………………………………………..	…………………………………………………
Full Name of the Shareholder (in block letters)	Signature

Folio No.	No. of shares:

DP ID.	Client ID.

……………………………………………….	………………………………………………..
Full Name of the Proxy (in block letters)	Signature

Note:	Shareholders attending the meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.